September 28, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Re: WeWork Inc.
Form 10-K for the year ended December 31, 2021
Form 10-Q for the period ended June 30, 2022
File No. 001-39419
Attn: Eric McPhee and Robert Telewicz
Dear Mr. McPhee and Mr. Telewicz:

WeWork Inc. ("WeWork" or the "Company") has received your letter dated September 14, 2022 regarding the above-referenced Form 10-K and Form 10-Q. This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission").
For ease of review, we have reproduced the Staff's comments in bold face type below and have provided the Company's response following each comment.
Form 10-K for the year ended December 31, 2021 History, page 5
1.We note your disclosure of the change in the measure adjusted location operating expenses, annualized on a per square foot basis, from the fourth quarter of 2019 to the fourth quarter of 2021. It is not clear from your disclosure how you are calculating the over $600M decrease in this expense. Please provide us with a calculation of this measure, and tell us why you believe this is a useful measure for a user of your financial statements. Refer to Item 10(e) of Regulation S-K. In addition, please tell us how you considered whether or not this is a non-GAAP financial measure, and if so, how you have met the disclosure requirements of Item 10(e) of Regulation S-K.
Response: We believe adjusted location operating expenses, annualized on a per square foot basis, is a metric that is useful to exhibit the progress of our expense management and restructuring efforts as of the fourth quarter of 2021 as compared to the fourth quarter of 2019 prior to our change in leadership. As noted in our disclosure preceding this measure, beginning in early 2020, we rebuilt our leadership team and started to execute on a strategic plan to transform our business. Adjusted location operating expenses, annualized on a per square foot basis, allows us to isolate the increase in total adjusted location operating expenses due to the increase in square feet under management from the progress of our expense management and restructuring efforts. We originally added a reference to adjusted location operating expenses to the discussion of our History in response to comment #40 received from the Staff in a letter dated June 10, 2021 regarding the registration statement on Form S-4 submitted to the Commission on May 14, 2021.
We note that adjusted location operating expenses is a non-GAAP financial measure and have included the below table on page 5 of our Form 10-K for the year ended December 31, 2021 to reconcile adjusted location operating expense to location operating expense as presented on the Company's Statement of Operations included in Item 8. Financial Statements and Supplementary Data of the Company's Form 10-K. In future filings we will include additional disclosure to explain why we believe this non-GAAP measure is useful to management, investors and users of the Company's financial information and any other disclosures required by Regulation S-K, Item 10(e).

United States Securities and Exchange Commission
September 28, 2022

	Three Months Ended
(Amounts in thousands, except square foot amounts)	December 31, 2021	December 31, 2019	Change $
Location operating expenses	$733,341	$823,958	$(90,617)
Stock-based compensation expense	(4,776)	(12,416)	7,640
ChinaCo location operating expenses	—	(90,876)	90,876
Adjusted location operating expenses	$728,565	$720,666	$7,899
Quarterly cumulative square feet, in millions	126.9	103.7	23.2

The over $600 million decrease in adjusted location operating expenses annualized on a per square foot basis is calculated by multiplying the annualized $4.83 decrease [(($728.6 million/126.9 million) - ($720.7 million/103.7 million))*4] in adjusted location operating expenses per square foot by 126.9 million square feet under management for the three months ended December 31, 2021.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Workstation Capacity, page 55
2.Please tell us why your key performance indicator workstation capacity is an estimate, rather than the actual number of workstations available at total open locations.
Response: In response to the Staff's comment, we note that each of our open locations can be reconfigured based on membership type and member or location needs. As a result, workstation capacity is an estimate as it represents the number of workstations that can be included in each open location based on the then-expected configuration of each open location at the time of calculation. For example, if a member anticipating significant growth selects a room with a normal capacity of 100 people but only uses the space for 10 people at the time of calculation, we would include 100 workstations in our capacity indicator.
Comparison of the years ended December 31, 2021, 2020 and 2019 Revenue, page 71
3.Given the multiple types of membership contracts you enter into, tell us what consideration you have given to including disclosure of your gross revenues by membership type (e.g. WeWork memberships, WeWork All Access memberships, etc) and/or membership duration (e.g. month to month, long term etc).
Response: In response to the Staff's comment, we note that, when determining how we present our gross revenues, we consider how our operations are managed and how we present our financial results within and outside of our financial statements. We manage our operations on a global basis primarily by assessing the source of revenue generated (including our space-as-a-service offerings, which are recognized as our Membership and service revenue, and our non-space-as-a-service offerings, such as our former Powered by We offering, which are recognized as our Other revenue) as opposed to membership type or membership duration. Therefore, we believe it is helpful to investors to disclose our gross revenues in this manner.
We note that our WeWork All Access and On Demand (collectively, "WeWork Access") product offerings were launched to accelerate and focus our efforts to create a global flexible office solution in response to changes in member needs as a result of the COVID-19 pandemic. On page 71 of our Form 10-K, we reported that $70.8 million of our revenue was attributed to these products during the year ended December 31, 2021, as we believe it to be useful to investors to understand how members are using our space in a more flexible manner. We believe this information is also useful to investors as it demonstrates how the WeWork Access product offerings provide for additional revenue as multiple members are able to utilize a single workstation on a global basis, as compared to the one-member-to-one-workstation ratio provided in traditional WeWork memberships.
4.We note your disclosure that the decrease in revenues is in part due to the decrease in average physical memberships in 2021 compared to 2020. It does not appear that this trend is consistent with the trend disclosed in your table on page 69. Given the impact of average memberships on your

United States Securities and Exchange Commission
September 28, 2022

results of operations, tell us what consideration you have given to providing the average number of memberships during the year as opposed to (or in addition to) memberships in effect as of a specific date. Additionally, please revise your disclosure in future filings to quantify the factors that lead to changes in operations period over period. For instance, in your disclosure you note that revenue declined due to COVID-19 discounts offered to retain members, but do not quantify the impact on revenues of offering those discounts.
Response: We have included the impact of average memberships on our results of operations during the year ended December 31, 2021 compared to the year ended December 31, 2020, as WeWork believes it to be useful to illustrate the downward trend of physical memberships as a result of the COVID-19 pandemic continuing from December 2020 through March 2021, and upward trend throughout the remainder of 2021 as exhibited in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Results of Operations on page 88. This reduction in physical memberships in the first half of 2021 resulted in a negative impact to total membership and service revenue for the year ended December 31, 2021 compared to the increased year end physical memberships disclosed in our table on page 69. In future filings we will revise our disclosure to increase the prominence of the material physical membership trends throughout the periods, as opposed to memberships in effect as of a specific date and quantify any other material factors that led to changes in operations period over period.
Item 8. Financial Statements and Supplementary Data Note 17. Leasing Arrangements, page 173
5.Please tell us how you have met the disclosure requirement of ASC Topic 842-30-50-12 with respect to operating leases entered into as a Lessor.
Response: The five year maturity analysis for future minimum lease payments for non-cancellable membership agreements accounted for as leases required by ASC 842-30-50-12 is disclosed on page 173 of the Form 10-K in Note 16, Revenue Recognition, of the consolidated financial statements. In future filings, we will revise our disclosures to clarify the location of disclosures with respect to operating leases entered into as a Lessor.
Form 10-Q for the period ended June 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of the three and six months ended June 30, 2022 and 2021, page 84
6.We note that your discussions of revenues for the three and six-month periods ended June 30, 2022 in comparison to the prior year periods discusses the increase in physical memberships from June 30, 2021 to June 30, 2022, rather than discussing the change in the average number of physical memberships over the respective period, as you did in your discussion of revenues for the year ended December 31, 2021 compared to the prior year, in your annual report. Please tell us why you believe the comparison of physical memberships from a point in time during 2021 to a point in time during 2022 would provide more useful information than a comparison of the average number of memberships over each respective period.
Response: In response to the Staff's comment, we advise the Staff that we have included the impact of average memberships on our results of operations during the year ended December 31, 2021 compared to the year ended December 31, 2020, because WeWork believes it to be useful to illustrate the downward trend of physical memberships as a result of the COVID-19 pandemic continuing from December 2020 through March 2021, and the upward trend throughout the remainder of 2021. Physical memberships as of June 2022 and average physical memberships for the three and six months ended June 30, 2022 compared to the same periods in 2021 consistently increased by 37%, 35% and 30%, respectively. In future filings, we will supplement our disclosures with a comparison of the average number of physical memberships during the relevant periods, if material.

United States Securities and Exchange Commission
September 28, 2022

If you have additional questions or require any additional information with respect to this letter, please do not hesitate to contact me at (646) 389-3922.

Sincerely,
/s/ Andre Fernandez
Andre Fernandez
Chief Financial Officer

cc:	Sandeep Mathrani, Chief Executive Officer, WeWork Inc.
Jared DeMatteis, Chief Legal Officer, WeWork Inc.
Kurt Wehner, Chief Accounting Officer, WeWork Inc.
Kerry Burke, Partner, Covington & Burling LLP